

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2014

Via E-mail
Thomas O. Miiller
Senior Vice President, General Counsel and Corporate Secretary
Engility Holdings, Inc.
3750 Centerview Drive
Chantilly, Virginia 20151

  Re: **Dynamics Research Corporation**
     Schedule TO-T Filed by Engility Holdings, Inc., Engility Corporation
     and Engility Solutions, Inc.
     Filed December 30, 2013
     File No. 005-34774

Dear Mr. Miiller:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note from the Schedule 14D-9 filed by Dynamics Research Corporation that James P. Regan, DRC's Chairman, President and Chief Executive Officer, will receive a "Special Transaction Success Bonus" of $2,500,000 in addition to the $300,000 that he will receive for his consulting arrangement. Please provide us with an analysis as to the potential application of Exchange Act Rule 13e-3.

Offer to Purchase, dated December 30, 2013

Summary Term Sheet, page 1

What is the Top-Up Option and when could it be exercised, page 6

2.   We note that the top-up option is not exercisable for an amount of shares in excess of DRC's then authorized and unissued shares. Please disclose whether, based on DRC's current amount of authorized and unissued shares, the top-up option would be exercisable if Engility acquired shares pursuant to the offer at the Minimum Tender Condition level (i.e. a two-thirds majority of the fully-diluted shares). In other words, clarify the level of tendered shares at which the top-up option would be exercisable.

8. Certain Information Concerning DRC, page 22

3.   Refer to the following sentence on page 22: "The summary information set forth below is qualified in its entirety by reference to DRC's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and other public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information." Please remove the qualification and confirm that the Offer to Purchase itself includes all of the information required to be disseminated to DRC security holders.

4.   Refer to the following sentence on page 22: "However, none of Holdings, Engility or Purchaser assumes any responsibility for the accuracy or completeness of the information concerning DRC, whether furnished by DRC or contained in such documents and records, or for any failure by DRC to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Engility or Purchaser as of the date hereof." You may not disclaim responsibility for your disclosure. Please revise accordingly.

5.   We note that you have disclosed a summary of DRC's unaudited financial forecast covering the years ending December 31, 2013 through 2017. Please disclose the full forecast or tell us what you have omitted from the summary.

10. Source and Amount of Funds, page 27

6.   Please tell us what consideration you have given to including the summarized financial information specified by Item 1010(c) of Regulation M-A.

7.   Please revise to disclose the interest rate(s) under the Existing Credit Agreement and the Incremental Senior Credit Facilities and to describe the collateral. See Item 7 of Schedule TO and Item 1007(d) of Regulation M-A.

11. Background of Offer; Past Contacts or Negotiations with DRC, page 28

8.   Please revise to disclose the negotiation of Mr. Regan's consulting arrangement and the transaction-related bonuses for Messrs. Regan and Keleher and Ms. Tsingos.

15. Conditions to Purchaser's Obligations, page 50

9.   We note the statement on page 51 to the effect that all of the conditions except for the Minimum Tender Condition may be waived "at any time and from time to time[.]" All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the offer's expiration. Please revise the disclosure to clarify this point.

10.   Refer to the following sentence on page 51: "The failure by Engility or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time." If an event triggers a listed offer condition, and the bidder determines to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure. Please confirm Engility's understanding in the response letter. See Exchange Act Rule 14d-3(b)(1) and Rule 14d-4(d)(1).

11.   See our last comment above. When an offer condition is triggered by events that occur before the expiration of the offer, the bidder should inform target security holders how the bidder intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm Engility's understanding in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via E-mail
        Ryan D. Thomas, Bass, Berry & Sims PLC
        Jay H. Knight, Bass, Berry & Sims PLC